Exhibit 17.1

D. Peter Canty
303 Chelsea Drive
Lafayette, LA 70508
David Welch
President and CEO
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette LA 70508

December 2, 2005
Dear Dave,
While I disagree with many conclusions reached by counsel to the Company with respect to proved reserve issues, I recognize that the existence of these issues and associated investigations and lawsuits relating to these issues will consume much of my time and energy in the upcoming months. In this context, I do not believe that I can fully apply myself to my responsibilities as a director of the Stone Energy Corporation. Therefore I hereby resign as a director of the company.
I have always attempted to put the interest of the Stone Companies ahead of my own personal interests. I reiterate that, at all times, I acted as a professional and in good faith in discharging my responsibilities. I sincerely hope that the company will move successfully through this difficult time and will flourish by finding a lot of oil and gas as they have always done so well.

Sincerely,
/s/ D. Peter Canty
D. Peter Canty